Exhibit 99.1

Press Release, 23 March 2011

Interxion reports Q4 2010 and FY 2010 results

AMSTERDAM 23 March 2011 – Interxion (INXN : NYSE), a leading European provider of carrier-neutral colocation data centre services, today announced its results for the three months and year ended 31 December 2010.

Highlights

•	Revenue for the year increased by 21% to €208.4 million

•	Adjusted EBITDA for the year increased by 26% to €79.2 million

•	Adjusted EBITDA margin for the year increased to 38.0%

•	Net profit for 2010 was €14.7 million

•	€260 million bond issuance

•	Cash balance at Dec. 31, 2010 of €99.1 million

•	Successful IPO in January 2011 generating €138.6 million net proceeds to the company

“The fourth quarter of 2010 was Interxion’s 17th consecutive quarter of sequential quarterly growth in revenue and Adjusted EBITDA, capping a landmark year for the company,” said Chief Executive Officer David Ruberg. “In addition to this consistent operating execution, we successfully strengthened and recapitalized the company’s balance sheet, which positions us for continued success in 2011 as we execute our fully funded plan.”

Revenues for the fourth quarter 2010 were €55.6 million, a 23% increase compared to €45.1 million in the fourth quarter 2009. Adjusted EBITDA was €21.4 million in the fourth quarter, a 26% increase from the prior year quarter. Adjusted EBITDA margins were 38.5% in the fourth quarter compared to 37.5% in the same quarter last year.

Press Release, 23 March 2011

Business Outlook

The company is providing the following outlook for the full year 2011:

Revenue	€239 million to €245 million

Adjusted EBITDA	€91 million to €95 million

Capital Expenditures	€140 million to €160 million

Conference Call to discuss results

The Company will discuss its results for the fourth quarter and year ended 31 December 2010 and outlook for the full year 2011 on a conference call on Wednesday, 23 March 2011 at 8.30am EDT (12:30pm GMT/1:30pm CET).

To participate on the conference call, please dial 1-866-966-9439 (for US participants) and +44 (0) 1452 555 566 (for participants outside the US) and use the pass code 49880935#. This event also will be webcast live over the Internet in listen-only mode at www.investors.interxion.com .

A replay of the call will be available until March 30th beginning on Wednesday, 23rd March by dialling 1-866-247-4222 from the US +44 (0) 1452 55 00 00 from the UK and using the pass code 49880935#.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilize the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data

Press Release, 23 March 2011

centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Adjusted EBITDA

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and, exceptional and non recurring items, and to include share of profits (losses) of non-group companies. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation of Adjusted EBITDA to operating profit is provided below.

About Interxion

Interxion is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,100 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 350 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press Release, 23 March 2011

For more information

James Melville-Ross/Edward Bridges/Haya Herbert-Burns

Financial Dynamics

SB: +44 (0)20 7831 3113

Email: Interxion@fd.com

Press Release, 23 March 2011

INTERXION HOLDING N.V.

CONSOLIDATED INCOME STATEMENTS

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2010	31-Dec 2009	31-Dec 2010	31-Dec 2009
Revenue	55,555	45,057	208,379	171,668
Cost of sales	(23,287)	(20,385)	(91,154)	(78,548)

Gross profit	32,268	24,672	117,225	93,120
Other income	132	117	425	746
Sales and marketing costs	(3,810)	(2,814)	(15,072)	(11,253)
General and administrative costs	(16,175)	(14,448)	(55,892)	(50,628)

Operating profit	12,415	7,527	46,686	31,985
Finance income	216	105	582	536
Finance expense	(6,339)	(1,966)	(30,026)	(6,784)

Profit before taxation	6,292	5,666	17,242	25,737
Income tax (expense) / benefit	3,222	5,357	(2,560)	715

Net profit	9,514	11,023	14,682	26,452

Basic earnings per share: (€) (i)	0.21	0.25	0.33	0.60
Diluted earnings per share: (€) (i)	0.20	0.24	0.31	0.57

Number of shares outstanding at the end of the period (shares in thousands) (i)	44,354	44,351	44,354	44,351
Weighted average number of shares for Basic EPS (shares in thousands) (i)	44,351	43,999	44,352	43,999
Weighted average number of shares for Diluted EPS (shares in thousands) (i)	47,635	46,792	47,707	46,792

(i)	Number of shares have been adjusted to take account of the five-to-one reverse stock split which took place on 2 February 2011.

Table 1 of 6

Press Release, 23 March 2011

INTERXION HOLDING N.V.

SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2010	31-Dec 2009	31-Dec 2010	31-Dec 2009
Consolidated
Recurring revenue	51,422	42,464	192,973	161,314
Non-recurring Revenue	4,133	2,593	15,406	10,354

Revenue	55,555	45,057	208,379	171,668

Adjusted EBITDA	21,380	16,902	79,203	62,743

Gross Margin	58.1%	54.8%	56.3%	54.2%
Adjusted EBITDA Margin	38.5%	37.5%	38.0%	36.5%

Total assets	546,762	408,020	546,762	408,020
Total liabilities	391,493	273,643	391,493	273,643
Capital expenditures (ii)	(19,058)	(24,993)	(98,171)	(99,979)
Depreciation and amortization	(8,625)	(6,765)	(31,108)	(21,960)

France, Germany, Netherlands and UK
Recurring revenue	30,502	24,721	114,689	94,088
Non-recurring Revenue	1,568	1,712	9,161	6,542

Revenue	32,070	26,433	123,850	100,630

Adjusted EBITDA	15,933	12,375	58,060	46,509

Gross Margin	60.8%	57.0%	57.3%	55.7%
Adjusted EBITDA Margin	49.7%	46.8%	46.9%	46.2%

Total assets	279,735	235,575	279,735	235,575
Total liabilities	81,339	102,967	81,339	102,967
Capital expenditures (ii)	(12,167)	(14,587)	(58,277)	(55,253)
Depreciation and amortization	(5,002)	(3,943)	(18,659)	(12,785)

Rest of Europe
Recurring revenue	20,920	17,743	78,284	67,226
Non-recurring Revenue	2,565	881	6,245	3,812

Revenue	23,485	18,624	84,529	71,038

Adjusted EBITDA	12,118	8,949	43,010	33,983

Gross Margin	60.3%	58.0%	60.4%	57.9%
Adjusted EBITDA Margin	51.6%	48.1%	50.9%	47.8%

Total assets	150,026	123,460	150,026	123,460
Total liabilities	35,335	45,493	35,335	45,493
Capital expenditures (ii)	(6,644)	(9,550)	(35,709)	(42,584)
Depreciation and amortization	(3,141)	(2,839)	(10,972)	(8,289)

Corporate and Other

Adjusted EBITDA	(6,671)	(4,421)	(21,867)	(17,749)

Total assets	117,001	48,985	117,001	48,985
Total liabilities	274,819	125,183	274,819	125,183
Capital expenditures (ii)	(247)	(856)	(4,185)	(2,142)
Depreciation and amortization	(482)	17	(1,477)	(886)

(ii)	Capital expenditures represent payments to acquire tangible fixed assets as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment”.

Table 2 of 6

Press Release, 23 March 2011

INTERXION HOLDING N.V.

ADJUSTED EBITDA RECONCILIATION AND CAPACITY METRICS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2010	31-Dec 2009	31-Dec 2010	31-Dec 2009

1. Reconciliation of Adjusted EBITDA

Adjusted EBITDA	21,380	16,902	79,203	62,743

Income from subleases on unused data centre sites	132	117	425	471
Net insurance compensation benefit	—	—	—	275

Exceptional income	132	117	425	746

(Increase)/decrease in provision for onerous lease contracts	143	(2,382)	(150)	(3,753)
Abandoned transaction costs	—	—	—	(4,841)
Share based payments	(615)	(345)	(1,684)	(950)

Exceptional general and administrative costs	(472)	(2,727)	(1,834)	(9,544)

EBITDA	21,040	14,292	77,794	53,945

Depreciation and amortization	(8,625)	(6,765)	(31,108)	(21,960)

Operating profit	12,415	7,527	46,686	31,985

2. Capacity Metrics
Equipped space (in sqm)	61,000	54,800	61,000	54,800
Revenue generating space (in sqm)	43,700	38,400	43,700	38,400
Utilization rate (Revenue generating space as a % of Equipped Space)	72%	70%	72%	70%

Table 3 of 6

Press Release, 23 March 2011

INTERXION HOLDING N.V.

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	31-Dec 2010	31-Dec 2009
Non-current assets
Property, plant and equipment	342,420	275,960
Intangible assets	6,005	3,642
Deferred tax assets	39,841	39,585
Other non-current assets	3,709	1,220

	391,975	320,407

Current assets
Trade and other current assets	55,672	55,610
Cash and cash equivalents	99,115	32,003

	154,787	87,613

Total assets	546,762	408,020

Shareholders’ equity
Share capital	4,434	4,434
Share premium	321,078	319,388
Foreign currency translation reserve	4,933	413
Accumulated deficit	(175,176)	(189,858)

	155,269	134,377

Non-current liabilities
Trade and other liabilities	7,795	8,227
Deferred tax liability	660	—
Provision for onerous lease contracts	13,260	15,844
Borrowings	257,403	128,678

	279,118	152,749

Current liabilities
Trade and other liabilities	106,038	91,029
Current tax liabilities	868	376
Provision for onerous lease contracts	3,073	3,068
Borrowings	2,396	26,421

	112,375	120,894

Total liabilities	391,493	273,643

Total liabilities and shareholders’ equity	546,762	408,020

Table 4 of 6

Press Release, 23 March 2011

INTERXION HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	31-Dec 2010	31-Dec 2009

3. Borrowings net of cash and cash equivalents

Cash and cash equivalents (iii)	99,115	32,003

9.5% Senior Secured Notes due 2017 (iv)	254,924	—
Bank facilities	—	148,945
Financial Leases	765	1,236
Other Borrowings	4,110	4,918

Borrowings excluding revolving credit facility deferred financing costs	259,799	155,099

Revolving credit facility deferred financing costs (v)	(1,283)	—

Total Borrowings	258,516	155,099

Borrowings net of cash and cash equivalents	159,401	123,096

(iii)	Cash and cash equivalents includes €4.2 million and €3.9 million as of December 31, 2010 and 2009, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	We reported deferred financing costs of €1.3 million in connection with entering into our €50 million revolving credit facility which is currently undrawn.

Table 5 of 6

Press Release, 23 March 2011

INTERXION HOLDING N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2010	31-Dec 2009	31-Dec 2010	31-Dec 2009

Profit for the period	9,514	11,023	14,682	26,452
Depreciation and amortization	8,625	6,765	31,108	21,960
Provision for onerous lease contracts	(1,329)	1,491	(3,157)	950
Share-based payments	615	345	1,684	950
Abandoned transaction costs	—	—	—	4,841
Net finance expense	6,412	1,861	29,444	6,248
Income tax expense	(3,222)	(5,357)	2,560	(715)

	20,615	16,128	76,321	60,686
Movements in trade and other current assets	2,129	(5,732)	511	(11,151)
Movements in trade and other liabilities	4,265	6,077	8,476	9,051

Cash generated from operations	27,009	16,473	85,308	58,586
Interest paid	(802)	(2,538)	(9,980)	(7,373)
Interest received	53	152	390	583
Income tax paid	(389)	(2)	(1,339)	(418)

Net cash flows from operating activities	25,871	14,085	74,379	51,378

Cash flow from investing activities
Purchase of property, plant and equipment	(19,058)	(24,993)	(98,171)	(99,979)
Disposal of property, plant and equipment	230	104	230	104
Purchase of intangible assets	(674)	(73)	(2,223)	(1,074)

Net cash flows from investing activities	(19,502)	(24,962)	(100,164)	(100,949)

Cash flow from financing activities
Proceeds from exercised options	6	—	6	702
Proceeds/(repayment) bank facilities	—	(570)	(159,046)	21,667
Proceeds from Senior Secured Notes and RCF	63,446	—	254,276	—
Other Borrowings	(1,312)	(176)	(2,488)	(2,605)

Net cash flows from financing activities	62,140	(746)	92,748	19,764
Effect of exchange rate changes on cash	14	135	149	35

Net movement in cash and cash equivalents	68,523	(11,488)	67,112	(29,772)
Cash and cash equivalents, beginning of period	30,592	43,491	32,003	61,775

Cash and cash equivalents, end of period	99,115	32,003	99,115	32,003

Table 6 of 6